File No. 82-34834

NEWALTA

NEWS RELEASE
For Immediate Release
TSX Trading Symbol: NAL.UN

Newalta Acquires Industrial Cleaning Business

CALGARY, Alberta, Canada, December 1, 2005 – Newalta Income Fund ("Newalta") today announced it has acquired the assets of Lojen Industrial Cleaning Ltd. ("Lojen") for $4.5 million cash.

Located in Edmonton and Fort Saskatchewan, Alberta, Lojen delivers on-site industrial cleaning, high-pressure washing and tank cleanouts to refineries and petrochemical companies. The business employs 15 people and contracts additional operators as required. Its specialized fleet includes 18 high-pressure industrial wash units and 17 vacuum trucks. The business, on a stand-alone basis, is estimated to generate at least $1.0 million of EBITDA in 2006.

"This acquisition is consistent with our strategy to add new and complementary services in our existing markets at responsible prices," said Ron Sifton, Senior Vice President, Finance and Chief Financial Officer of Newalta.

Newalta Income Fund delivers dynamic profitable growth and since 1993 Newalta has generated average revenue growth of 30 percent per year. This growth has come equally from internal growth projects and acquisitions. Newalta is focused on adapting technologies to maximize the value inherent in industrial waste through the recovery of saleable products and recycling, minimizing the need for disposal. With 900 talented people and an integrated network of 47 state-of-the-art facilities, Newalta provides innovative solutions to a broad customer base of national and international corporations in a range of industries, including automotive, forestry, manufacturing, mining, oil and gas, petrochemical, pulp and paper, and transportation services. Based on a track record of exceptional customer service, safe operations and environmental stewardship, Newalta is extending its leadership position into new service sectors and geographic markets from coast to coast.

EBITDA is a financial measure that does not have any standardized meaning prescribed by Canadian GAAP and may not be comparable to other funds or entities. EBITDA is provided to assist management and investors in determining the ability of Newalta to generate cash flow and is defined as revenue less operating and selling, general and administrative expenses. The manner by which EBITDA is calculated herein is consistent with the manner by which EBITDA is calculated in other public disclosures made by Newalta.

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This news release may contain forward-looking statements relating to the integration and expected operating results of Lojen. These statements are based on current views and expectations that are subject to risks, uncertainties and assumptions that are difficult to predict, including risks, uncertainties and assumptions relating to the ability of Newalta to successfully integrate the acquisition and the uncertainty of expected operating results. Actual results might differ materially from results suggested in any forward-looking statements whether as a result of new information, future developments or otherwise.

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For further information, please contact:

Ronald L. Sifton
Senior Vice President, Finance and CFO
(403) 206-2684
www.newalta.com